UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2025

(Amounts expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A. shareholders reached US$ 175 million as of March 2025, an 11.4% increase compared to March 2024, mainly due to lower operating costs in the Generation Segment.

•	Operating revenues totaled US$ 1,102 million as of March 2025, a slight decrease of 0.8% compared to March 2024, mainly due to lower energy sales in the Generation Segment.

•	Procurement and services costs amounted to US$ 651 million as of March 2025, equivalent to a decrease of 11.1% compared to March 2024, largely explained by lower energy purchases and fuel consumption costs, both in the Generation Segment, coupled with lower transportation expenses in the Generation and Distribution and Networks Segments.

•	As a result of the factors described above, the Company's EBITDA totaled US$ 365 million as of March 2025, a 24.6% higher than March 2024.

•	The financial result went from a profit of US$ 3 million as of March 2024 to an expense of US$ 26 million as of March 2025, mainly explained by lower financial income and lower exchange rate difference gains.

•	Another important milestone was achieved during the first quarter of 2025 for Enel Chile, through its subsidiary Enel Generación Chile, with the start of commercial operations at the Los Cóndores run-of-river hydroelectric power plant (153 MW, Maule Region), after having completed all the tests required by the National Electricity Coordinator to ensure its proper operation.

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation decreased 7.8% to 5,581 GWh as of March 2025 (-470 GWh), mainly due to lower hydroelectric and solar dispatch.

•	Physical energy sales decreased 9.6% compared to March 2024, reaching 8,049 GWh (-857 GWh) during the first quarter of 2025, mainly due to lower sales to regulated customers due to the expiration of contracts at the end of 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

•	Operating revenues decreased 5.8% to US$ 779 million as of March 2025, mainly due to lower energy sales related to the aforementioned lower physical sales and a lower average sales price.

•	Procurement and services costs totaled US$ 410 million as of March 2025, equivalent to a 16.2% decrease, mainly driven by lower energy purchases and fuel consumption costs, coupled with lower transportation expenses.

•	Given the aforementioned, EBITDA for the Generation Segment grew 9.2% compared to the first quarter of 2024, reaching US$ 316 million as of March 2025.

	Cumulative
Physical Data	Mar-25	Mar-24	% Change

Total Sales (GWh)	8,049	8,906	(9.6%)
Total Generation (GWh)	5,581	6,051	(7.8%)

Distribution & Networks

•	Physical sales increased 0.5% compared to March 2024, reaching 3,660 GWh as of March 2025 (+17 GWh), mainly in the residential and toll segments.

•	The number of customers grew 1.4% at the end of the first quarter of 2025, reaching a total of 2,169,976 end users, especially in the residential segment. On the other hand, energy losses went from 5.4% in March 2024 to 5.8% in March 2025.

•	Operating revenues increased 9.2% compared to March 2024, reaching US$ 434 million, mainly due to higher energy sales related to higher average prices.

•	Procurement and services costs totaled US$ 356 million as of March 2025, 2.0% higher than March 2024, primarily due to higher energy purchase costs.

•	Consequently, EBITDA for the Distribution and Networks Segment reached US$ 50 million as of March 2025, which compares favorably with the US$ 21 million recorded as of March 2024.

	Cumulative
Physical Data	Mar-25	Mar-24	% Change

Total Sales (GWh)	3,660	3,643	0.5%
Number of Customers	2,169,976	2,140,260	1.4%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

FINANCIAL SUMMARY- ENEL CHILE

The Company's gross financial debt as of March 2025 increased by US$ 63 million compared to December 2024, totaling US$ 3,993 million. This variation is explained by the following:

-	A disbursement of Enel Chile's committed credit line with Corporación Andina de Fomento (CAF) for US$ 50 million in January.
-	An increase of US$ 13 million in leasing liabilities (IFRS 16).

Enel Chile's available liquidity breaks down into the following:

-	Cash and cash equivalents : US$ 416 million
-	Undisbursed committed credit lines : US$ 640 million

The average cost of debt in March 2025 decreased to 4.9% from 5.0% in December 2024.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile's exchange rate risk hedging policy establishes that there must be a long-term balance between the currency in which each company's cash flows are indexed and the currency in which it borrows. Therefore, to date, the Enel Chile Group has cross currency swap contracts for US$ 211 million and forwards for US$ 578 million.

In order to reduce the volatility of the financial statements due to changes in interest rates, the Enel Chile Group maintains an adequate balance in its debt structure, for which it has interest rate swap contracts for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On December 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution No. 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

This Resolution also established that payments be calculated using the official price US dollar exchange rate on the sixth working day following the publication of the Coordinator’s Payment Chart rather than the monthly average US dollar exchange rate in force until then.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in December 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

The fund is managed by Chile’s treasury department, Tesorería General de la República. It is to receive a US$ 20 million fiscal contribution every year until its expiration date set at December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution No. 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The US$ 1.8 billion regulated customer accounts receivable limit established by Law No. 21,472 was reached in February 2024.

>	On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.

-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.

-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.

-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

Customers that consume over 350 kWh per month are to pay the actual price of energy and capacity as of the publication date of the node price decree for the first semester of 2024 and an additional charge (MPC charge) enabling the repayment of the debt accumulated by PEC and MPC mechanisms. Customers that consume 350 kWh per month or less are to pay the actual price of energy and capacity as of the publication date of the node price decree for the second semester of 2024 and the additional MPC charge as of the publication date of the node price decree of the first semester of 2025.

Change of functional currency and reporting currency:

>	Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to United States dollars, as the US currency became the currency that significantly influences the economic environment in which the Company operates. The analysis that determined the change in functional currency was completed during the last quarter of the previous year and was disclosed in Enel Chile's consolidated financial statements as of December 31, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

This change in functional currency was mainly due to the fact that, also on January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to US dollars. This was mainly due to the fact that, as of 2025, the main source of income of said subsidiary will originate from the group of free customer contracts, which, considering the billing and collection cycles, give rise to substantially lower exposure to exchange rate fluctuations compared to the group of regulated customers, which require a much longer time to complete the collection process. The group of regulated customer contracts represented the Company's main source of income until fiscal year 2024.

Thus, considering the relevance of the generation segment for the Group, Enel Chile's main source of income, i.e., dividends from its subsidiaries, will have a consistent determination basis in United States dollars.

It is important to note that, until the end of 2024, the Company maintained certain operations defined as cash flow hedges, which covered the exchange rate risk of a portion of Enel Generación Chile's revenues directly linked to the evolution of the US dollar, which were managed by obtaining financing in the latter currency and derivative contracts. Considering the planned change in functional currency for Enel Generación Chile, the accounting hedges described above ceased to be effective and, therefore, due to the change in the risk management objective, were discontinued prospectively.

The cumulative amount in cash flow hedge reserves related to revenues directly linked to the performance of the US dollar amounted to Ch$ 620,164 million (~US$ 657 million) before taxes. This amount was fully recognized as lower revenues at the end of fiscal year 2024.

Enel Chile also changed the reporting currency of its consolidated financial statements, adopting US dollars as of 2025. The change in reporting currency was accounted for as a change in accounting policy and applied retrospectively, as if the new reporting currency had always been the reporting currency of the consolidated financial statements.

For further information, see note No. 3 to Enel Chile's consolidated financial statements as of March 31, 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out the generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,889 MW[1] net installed capacity as of March 31, 2025. Generation assets are diversified, and focus on renewable energy, which represents 78%[2] of the Enel Chile’s total net installed capacity. A total of 3,665 MW come from hydroelectric power plants, 1,965 MW from thermal power plants that operate using gas or fuel oil, 2,070 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 203 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended March 31, 2025, and 2024:

	Energy Sales (GWh)			Market share
	Cumulative			(%)
Markets in which participates	Mar-25	Mar-24	% Change	Mar-25	Mar-24

Sistema Eléctrico Nacional (SEN)	8,049	8,906	(9.6%)	40.3%	43.8%

Distribution & Networks segment

The Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended March 31, 2025, and 2024:

	Energy Sales			Energy Losses
(GWh)
	Cumulative			(%)
Physical Information	Mar-25	Mar-24	% Change	Mar-25	Mar-24

Distribution & Networks Business	3,660	3,643	0.5%	5.8%	5.4%

[1] Includes an additional 20 MW net capacity during Q1 2025. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

[2] Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Other Information	Mar-25	Mar-24	% Change

Number of Customers	2,169,976	2,140,260	1.4%
Customers/Employees	3,967	3,677	7.9%

The following chart presents electricity sales revenue per business segment and customer type on a cumulative basis as of March 31, 2025, and 2024:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Mar-25	Mar-24	Mar-25	Mar-24	Mar-25	Mar-24

Generation:	717	775	(122)	(120)	595	655
Regulated customers	273	370	(121)	(105)	152	265
Non regulated customers	402	382	(1)	(15)	401	367
Spot market	42	23	-	-	42	23
Distribution & Networks:	408	386	(5)	(5)	403	381
Residential	212	193	-	-	212	193
Commercial	121	118	-	-	121	118
Industrial	32	30	-	-	32	30
Other	43	45	(5)	(5)	38	40
Less: Consolidation adjustments	(127)	(125)	-	-	-	-

Total Energy Sales	998	1,036	(127)	(125)	998	1,036

Millions of US Dollars variation in US$ and %	(38)	(3.67%)	-	-	(38)	(3.67%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of March 31, 2025, net income attributable to Enel Chile shareholders reached US$ 175 million, representing an increase of US$ 18 million, or 11.4%, compared to the result obtained in the first quarter of 2024, mainly due to lower operating costs in the Generation Segment.

The following chart compares the cumulative figures of each item of the income statement as of March 31, 2025, and 2024:

	Cumulative Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Mar-25	Mar-24 (1)	Change	% Change

REVENUES	1,102	1,111	(8)	(0.8%)
Sales	1,052	1,089	(37)	(3.4%)
Other operating revenues	50	22	28	132.2%
PROCUREMENT AND SERVICES	(651)	(732)	81	(11.1%)
Energy purchases (1)	(453)	(503)	50	(9.9%)
Fuel consumption	(95)	(104)	9	(8.6%)
Transportation expenses	(56)	(78)	22	(28.3%)
Other variable procurement and service cost	(47)	(47)	1	(1.4%)
CONTRIBUTION MARGIN	452	379	73	19.2%
Other work performed by entity and capitalized	6	11	(5)	(43.7%)
Employee benefits expense	(38)	(46)	8	(18.0%)
Other fixed operating expenses	(54)	(50)	(4)	8.5%
GROSS OPERATING INCOME (EBITDA)	365	293	72	24.6%
Depreciation and amortization	(84)	(75)	(9)	12.4%
Impairment loss (Reversal) for applying IFRS 9	(9)	(4)	(5)	138.9%
OPERATING INCOME (EBIT)	272	214	57	26.8%
FINANCIAL RESULT	(26)	3	(29)	(886.5%)
Financial income	15	35	(20)	(57.9%)
Financial expenses	(57)	(69)	12	(17.3%)
Gain (Loss) for indexed assets and liabilities	8	17	(9)	(54.7%)
Foreign currency exchange differences, net	9	20	(11)	(56.4%)
OTHER NON-OPERATING RESULTS	3	1	3	452.5%
Share of profit (loss) of associates accounted for using the equity method	3	1	3	452.5%
NET INCOME BEFORE TAXES	249	218	31	14.3%
Income Tax	(63)	(48)	(15)	30.4%

NET INCOME	186	170	16	9.7%
Shareholders of the parent company	175	157	18	11.4%
Non-controlling interest	12	13	(1)	(10.6%)

Earning per share (US$ /share) (2)	0.0025	0.0023	0.0003	11.4%

(1) Enel Chile changed its functional currency as of 2025 and the reporting currency of its consolidated financial statements from Chilean pesos to United States dollars. In this context, the results for the quarter ended March 31, 2024 have been translated into U.S. dollars using the average exchange rate applicable to that period ($ 947.91 CLP/US$). For more information refer to note 3 to the consolidated financial statements of Enel Chile as of March 31, 2025.
(2) As of March 31, 2025 and March 31, 2024 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

EBITDA

Enel Chile's consolidated EBITDA as of March 31, 2025, reached US$ 365 million, an increase of US$ 72 million compared to the first quarter of 2024, or 24.6%, mainly due to lower operating costs in the generation segment.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative basis as of March 31, 2025, and 2024, are presented below:

	Cumulative Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Mar-25	Mar-24	Change	% Change

Generation business revenues	779	827	(48)	(5.8%)
Distribution & Networks business revenues	434	397	36	9.2%
Less: consolidation adjustments and other activities	(110)	(113)	3	(2.9%)
Total Consolidated Revenues	1,102	1,111	(8)	(0.8%)

Generation business costs	(410)	(489)	79	(16.2%)
Distribution & Networks business costs	(356)	(349)	(7)	2.0%
Less: consolidation adjustments and other activities	115	106	9	8.9%
Total Consolidated Procurement and Services Costs	(651)	(732)	81	(11.1%)

Personnel Expenses	(16)	(12)	(4)	30.2%
Other expenses by nature	(37)	(37)	(0)	0.7%
Total Generation business	(53)	(49)	(4)	8.1%
Personnel Expenses	(5)	(10)	5	(46.2%)
Other expenses by nature	(22)	(18)	(4)	23.3%
Total Distribution & Networks business	(27)	(27)	0	(1.6%)
Less: consolidation adjustments and other activities	(6)	(9)	3	(31.0%)

EBITDA, by business segment
Generation business EBITDA	316	289	27	9.2%
Distribution & Networks business EBITDA	50	21	30	144.9%
Less: consolidation adjustments and other activities	(1)	(17)	16	(94.2%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	365	293	72	24.6%

Generation business EBITDA

Our Generation Segment's EBITDA accumulated as of March 31, 2025 reached US$ 316 million, representing an increase of US$ 27 million, equivalent to a 9.2% increase compared to the same period in 2024.

The main variables explaining this result are described below:

▪	Operating costs as of March 31, 2025, amounted to US$ 410 million, a decrease of US$ 79 million, or 16.2% lower than in the same period of 2024, mainly explained by

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

>	Lower energy purchases of US$ 48 million, mainly due to a decrease in physical purchases, equivalent to -388 GWh (-220 GWh from purchases from other generators and -168 GWh from purchases on the spot market).

>	Lower transportation expenses of US$ 17 million, mainly explained by: (i) lower gas regasification and transportation costs of US$ 13 million; and (ii) lower toll expenses of US$ 3 million.

>	Lower fuel consumption costs of US$ 9 million, mainly explained by: (i) lower costs for commodity hedging operations of US$ 9 million; and (ii) lower gas consumption of US$ 2 million. This was partially offset by higher oil consumption of US$ 2 million.

>	Lower other procurement and service costs of US$ 5 million, mainly explained by (i) lower thermal emissions tax expense of US$ 9 million, partially offset by (ii) higher chemical input costs and operating expenses of US$ 3 million.

The aforementioned was partially compensated by:

▪	Operating revenues as of March 31, 2025, reached US$ 779 million, representing a decrease of US$ 48 million, or 5.8% lower than in fiscal year 2024, mainly explained by the following:
>	Lower revenues from energy sales of US$ 58 million, mainly explained by: (i) lower physical sales by US$ 77 million, corresponding to - 857 GWh, primarily to regulated customers (- 849 GWh) due to the expiration of contracts at the end of 2024; and (ii) a negative effect of US$ 24 million due to lower average sales prices. This was partially offset by lower losses on exchange rate hedges of US$ 40 million.
>	Higher other operating revenue of US$ 16 million, mainly explained by: (i) higher income from commodity derivatives of US$ 12 million, (ii) higher insurance income of US$ 3 million; and (iii) higher income from collection of guarantee notes associated with PPA contracts of US$ 6 million. This was offset by reversals of contingency provisions of US$ 4 million.
>	Lower other sales of US$ 6 million, mainly accounted for by a decrease of US$ 5 million in gas sales.
▪	Personnel expenses (net of work for fixed assets) reached US$ 16 million as of March 31, 2025, increasing by US$ 4 million compared to the same period in 2024. This variation is mainly explained by lower capitalization of employee benefits to ongoing projects, as a result of the entry into operation of renewable energy plants after the end of the first quarter of 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Distribution & Networks business EBITDA

EBITDA for our Distribution and Networks Segment reached US$ 50 million for the period ended March 31, 2025, representing an increase of US$ 30 million compared to March 2024.

The main variables explaining this result are described below:

▪  Operating revenues reached US$434 million as of March 31, 2025, an increase of US$ 36 million compared to revenues achieved in the same period of 2024. This variation, equivalent to an increase of 9.2%, is mainly explained by:

>	Higher revenues from energy sales of US$ 22 million, mainly due to higher average sales price during the first quarter of the period.
>	Higher other revenues of US$ 12 million, mainly explained by the recording of insurance revenues during the first quarter of 2025.

▪  Operating costs as of March 31, 2025, amounted to US$ 356 million, representing an increase of US$ 7 million compared to March 2024, equivalent to a 2% increase, which is explained by:

>	Higher energy purchase costs of US$ 10 million, mainly due to higher average purchase prices during the first quarter of the period.
>	Lower transportation expenses of US$ 4 million, mainly explained by lower costs for zonal transmission tolls.

▪  Personnel expenses (net of work for fixed assets) reached US$ 5 million as of March 31, 2025, representing a decrease of US$ 5 million compared to March 2024, mainly as a result of: (i) lower expenses associated with collective bargaining bonuses of US$ 5 million; and (ii) lower employee bonus expenses of US$ 1 million. This was partially offset by higher capitalization of personnel expenses for investment projects of US$ 1.5 million.

▪	Other expenses by nature totaled US$ 22 million as of March 31, 2025, representing an increase of US$ 4 million compared to the first quarter of 2024, mainly due to the following: (i) higher maintenance and repair service costs of US$ 3 million; and (ii) higher environmental expenses of US$ 1 million.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2025, compared to March 31, 2024:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

	Cumulative Figures (Figures in US$ million)
	Mar-25			Mar-24
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	316	(68)	248	289	(60)	230
Distribution & Networks business	50	(23)	27	21	(18)	2
Less: consolidation adjustments and other activities	(1)	(2)	(3)	(17)	(1)	(18)

TOTAL ENEL CHILE CONSOLIDATED	365	(93)	272	293	(79)	214

Depreciation, amortization, and impairment amounted to US$ 93 million for the period ended March 31, 2025, increasing by US$ 14 million compared to March 2024. This variation is accounted for by:

>	Higher depreciation and amortization expense of US$ 8 million, mainly explained by the entry into operation of new renewable energy plants that began operating after the end of the first quarter of 2024.

>	Higher impairment loss on accounts receivable of US$ 5 million, mainly from the Distribution and Networks Segment, due primarily to higher expected credit losses related to residential customers.

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative consolidated non-operating income as of March 31, 2025, and 2024:

	Cumulative Figures
NON OPERATING INCOME (Figures in US$ million)	Mar-25	Mar-24	Change	% Change

Financial income	15	35	(20)	(57.9%)
Financial expenses	(57)	(69)	12	(17.3%)
Foreign currency exchange differences, net	9	20	(11)	(56.4%)
Gain (Loss) for indexed assets and liabilities	8	17	(9)	(54.7%)
FINANCIAL RESULT	(26)	3	(29)	(886.5%)

Share of profit (loss) of associates accounted for using the equity method	3	1	3	452.5%
OTHER NON-OPERATING RESULTS	3	1	3	452.5%

NET INCOME BEFORE TAXES	249	218	31	14.3%
Income Tax	(63)	(48)	(15)	30.4%

NET INCOME OF THE PERIOD	186	170	16	9.7%
Attributable to Shareholders of the parent company	175	157	18	11.4%
Attributable to Non-controlling interest	12	13	(1)	(10.6%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Financial Result

Enel Chile's consolidated financial result recorded a loss of US$ 26 million as of March 31, 2025, representing a negative variation of US$ 29 million compared to the income of US$ 3 million obtained during the 2024 period.

Main variables that explain this result are described below:

Lower financial income of US$ 20 million, mainly due to: (i) lower interest earned on accounts receivable from electricity distribution companies of US$ 10 million, due to postponements in the issuance date of the corresponding tariff decrees; (ii) lower income from temporary investments in fixed income instruments of US$ 5 million; (iii) lower financial income from interest generated by the application of Law No. 21,185 on tariff stabilization for US$ 1 million; and (iv) lower financial income from agreements with customers for US$ 1 million.

Lower financial expenses of US$ 12 million, mainly explained by: (i) lower financial expenses of US$ 10 million, related to losses on sales of accounts receivable from finance leases, recorded during the first quarter of 2024 and related to electric mobility projects; (ii) lower financial expenses of US$ 7 million, resulting from lower average financial debt during the first quarter of 2025 compared to the same period in 2024, mainly due to bond payments made by Enel Generación Chile in August 2024 for US$ 400 million; (iii) lower financial costs due to payment schedule optimization agreements with suppliers for US$ 7 million. This was partially offset by lower interest capitalizations of US$ 13 million, mainly in the generation segment, due to new renewable energy plants that began operating after the end of the first quarter of 2024.

Lower income from exchange rate differences of US$ 11 million, mainly due to: (i) lower positive exchange differences on trade accounts receivable of US$ 102 million; (ii) lower income from exchange differences on accounts receivable from related parties of US$ 257 million; and (iii) lower positive effects from cash and other financial assets of US$ 6 million. This was partially offset by lower negative exchange differences arising from financial debt and derivative instruments for US$ 121 million of trade accounts payable and accounts payable to related entities for US$ 217 million, both effects mainly as a consequence of the change in the functional currency of Enel Chile y Enel Generación Chile.

Lower income from indexation of US$ 9 million, mostly explained by: (i) lower income from the adjustment of trade accounts receivable of US$ 8 million; and (ii) a lower positive effect of US$ 4 million due to the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch owned by Enel Generación Chile in Argentina. This was partially offset by higher gains from the indexation of other non-financial assets and tax assets of US$ 4 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Corporate income taxes

Corporate income tax reached a loss of US$ 63 million for the period ended March 31, 2025, representing an increased expense for US$ 15 million compared to the same period of the previous year. This variation is mainly explained by: (i) a higher tax expense of US$ 12 million due to the Company's higher profits; and (ii) a higher tax expense of US$ 3 million due to the elimination of the price-level restatement due to the change in the accounting currency for tax purposes from Chilean pesos to United States dollars, effective as of 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Performance of main financial ratios

RATIO		UNIT	Mar-25	Dec-24	Mar-24	Change

Liquidity	Liquidity (1)	Times	1.14	1.00	-	0.14
	Acid-test (2)	Times	1.10	0.95	-	0.16
	Working capital	US$ million	288	(9)	-	298
Leverage	Leverage (3)	Times	1.31	1.39	-	(0.08)
	Short-term debt (4)%		28.5%	30.3%	-	(1.9%)
	Long-term debt (5)%		71.5%	69.7%	-	1.9%
	Financial expenses coverage (6)	Times	9.04	-	9.24	(0.19)
Profitability	Op. income / Op. Revenues	%	24.6%	-	19.3%	5.4%
	ROE (7)%		3.5%	-	11.2%	(7.7%)
	ROA (8)%		1.7%	-	4.5%	(2.7%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of March 31, 2025, reached 1.14 times, representing a positive variation of 14.4% compared to December 31, 2024. This variation is largely explained by the decrease in trade accounts payable.
>	Working capital as of March 31, 2025 had a positive value of US$ 288 million, representing a positive variation of US$ 298 million compared to the negative working capital obtained as of December 31, 2024. This variation is also mainly explained by a decrease in trade accounts payable.
>	The debt ratio was 1.31 times, representing the degree of commitment of Enel Chile's equity for the 2025 period, compared to 1.39 times as of December 31, 2024. This decrease is largely due to the lower trade payables and the increase in the company's equity, mainly explained by the results for the 2025 period.
>	The financial expenses coverage ratio for the period ended March 31, 2025, was 9.04 times, indicating the ability to cover financial expenses with EBITDA and slightly lower than in the first quarter of 2024 (0.19%).
>	The profitability index was 24.6% as of March 31, 2025, compared to 19.3% in the same period of 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

>	Return on equity was 3.5% as of March 31, 2025, representing a decrease of 7.7 p.p. compared to 11.2% obtained as of March 31, 2024. Excluding the extraordinary effects recognized in the comparative rolling periods, notably the loss of US$ 657 million, before taxes and minority interests, recorded at the end of 2024 and explained by the discontinuation of accounting hedges associated with income directly linked to the evolution of the US dollar of Enel Generación Chile, the return on equity ratio would have increased 1.7% (12.9% as of March 31, 2025, and 11.2% as of March 31, 2024).

>	Return on assets was 1.7% as of March 31, 2025, representing a decrease of 2.7 percentage points compared to the 4.56% recorded in 2024.

Excluding the extraordinary effects recognized in the comparative rolling periods, the return on assets ratio increased 1.2% (5.7% as of March 31, 2025, and 4.5% as of March 31, 2024).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

2.	BALANCE SHEET ANALYSIS

The Company's Total Assets amounted to US$ 12,851 million as of March 31, 2025, an increase of US$ 86 million compared to total assets as of December 31, 2024.

ASSETS (Figures in US$ million)	Mar-25	Dec-24	Change	% Change

Current Assets	2,360	2,242	118	5.3%
Non Current Assets	10,491	10,523	(32)	(0.3%)

Total Assets	12,851	12,765	86	0.7%

Current Assets increased US$ 118 million as of March 31, 2025 and the variations in the main items are summarized as follows:

•	Increase in Trade and other current accounts receivable of US$ 79 million, mainly due to higher trade accounts receivable of US$ 84 million, mainly explained by transfers from long-term to short-term balances, related to the price stabilization laws for regulated customers, recorded in Enel Distribución Chile.

•	Increase in Cash and cash equivalents of US$ 30 million, mainly explained by: (i) collections from customers of US$ 1,601 million (ii) bank loans of US$ 50 million, and (iii) interest received of US$ 2 million. This was partially offset by: (i) payments to suppliers for US$ 1. 344 million; (ii) purchases of property, plant and equipment for US$ 88 million; (iii) dividend payments for US$ 70 million; (iv) other payments for operating activities for US$ 39 million, mainly for VAT and other taxes; (v) payment of income tax for US$ 38 million; (vi) payment to employees for US$ 27 million; (vii) purchases of intangible assets for US$ 26 million; (ix) interest payments for US$ 11 million; (x) payments of lease liabilities for US$ 5 million; and (xi) other cash outflows for US$ 2 million. In addition, during the period there was a positive effect of the exchange rate variation on cash and cash equivalents of US$ 29 million.

•	Increase in inventories of US$ 8 million, mainly explained by a higher stock of gas for US$ 6 million and of spare parts and other supplies for US$ 4 million. This was partially offset by a lower oil inventory of US$ 2 million.

•	Increase in Current accounts receivable from related entities for US$ 22 million, mainly explained by: (i) a higher account receivable for commodity derivatives operations from Enel Global Trading S.p.A for US$ 24 million, and (ii) higher services from Enel Américas for US$ 2 million. This was partially offset by (i) a lower balance receivable from GNL Chile S.A. for US$ 5 million corresponding to advances for gas purchases.

•	Increase in current tax assets for US$ 4 million, corresponding to a higher balance of monthly provisional payments.

The above was partially offset by:

•	Decrease in Other non-financial current assets of US$ 28 million, mainly explained by: a lower VAT tax credit by US$ 23 million and a lower balance of prepaid expenses by US$ 6 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Non-Current Assets decreased US$ 32 million with respect to the balance as of March 31, 2025. The changes in the main items are described as follows:

•	Decrease in Trade and other non-current accounts receivable of US$ 91 million, mainly explained by transfers from long-term to short-term of US$ 84 million, of balances related to the price stabilization laws for regulated customers, recorded in Enel Distribución Chile.

•	Decrease in Other non-current non-financial assets of US$ 9 million, corresponding to a lower VAT tax credit.

The above was partially offset by:

•	Increase in Property, plant and equipment for US$ 42 million, mainly explained by: (i) additions of plant and equipment by US$ 72 million, of which the generation segment contributes US$ 47 million, and the distribution and networks segment contributes US$ 25 million; and (ii) increase due to translation differences by US$ 44 million. This was partially offset by depreciation for the year of US$ 71 million.

•	Increase in Rights-of-use assets of US$ 8 million, mainly explained by: an increase in translation differences of US$ 14 million. This was offset by depreciation for the year of US$ 6 million.

•	Increase in Other non-current financial assets for US$ 7 million, corresponding to hedging derivative instruments.

•	Increase in Goodwill of US$ 4 million, corresponding to an increase in translation differences.

•	Increase in Investments accounted for using the equity method for US$ 3 million, corresponding to the profit of our associate GNL Chile S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

The Company's Total Liabilities, including Shareholders' Equity, reached US$ 12,851 million as of March 31, 2025, an increase of 0.7% compared to total liabilities and shareholders' equity as of December 31, 2024.

LIABILITIES AND EQUITY (Figures in US$ million)	Mar-25	Dec-24	Change	% Change

Current Liabilities	2,072	2,251	(180)	(8.0%)
Non Current Liabilities	5,204	5,168	36	0.7%
Total Equity	5,575	5,345	229	4.3%
Attributable to the Shareholders of parent company	5,193	4,976	217	4.4%
Attributable to Non-controlling interest	382	369	13	3.5%

Total Liabilities and Equity	12,851	12,765	86	0.7%

Current Liabilities showed a decrease of US$ 180 million as of March 31, 2025. The explanation of main variations are explained as follows:

•	Decrease in Trade and other current accounts payable of US$ 233 million, mainly explained by lower accounts payable for: (i) purchase of energy and fuels for US$ 88 million; (ii) lower purchases of goods and services for US$ 119 million; and (ii) lower payment of dividends for US$ 29 million; all of the above was partially offset by higher other accounts payable for US$ 5 million.

•	Decrease in current accounts payable to related companies of US$ 17 million, mainly due to lower accounts payable to: (i) Enel SpA for US$ 40 million, mainly for dividends; and (ii) Enel Green Power Spa for US$ 5.4 million, for technical services. The above was partially offset by: (i) higher accounts payable to Enel Finance International NV (EFI) for US$ 2 million; (ii) higher accounts payable to GNL Chile S.A. for US$ 5 million; (iii) Enel Green Power Spa for US$ 12 million, for IT services; and (iv) Enel SpA for US$ 5 million, mainly for other services; (v) Enel X SRL for US$ 5.4 million.

The above was partially offset by:

•	Increase in Other current financial liabilities of US$ 35 million, mainly explained by: (i) higher financial costs of loans and bonds for US$ 33 million; and (ii) increase in Cash flow hedging derivatives for US$ 31 million. This was partially offset by: (i) interest payments on bank loans of US$ 4 million; and (ii) translation differences of US$ 25 million.

•	Increase in Current tax liabilities of US$ 30 million, mainly due to income tax.

•	Other current lease liabilities increased US$ 3 million, mainly explained by new land leases for the development of renewable energy generation projects associated with the EGP Chile Group.

Non-Current Liabilities increased by US$ 36 million as of March 31, 2025, mainly explained by the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

•	Increase in Other non-current financial liabilities of US$ 61 million, mainly explained by a bank loan with Corporación Andina de Fomento (CAF) for US$ 50 million.

•	Increase in non-current lease liabilities of US$ 10 million, mainly due to new land leases for the development of renewable energy generation projects associated with the EGP Chile Group.

•	Increase in deferred tax liabilities of US$ 7.5 million, mainly explained by lower tax losses from Enel Green Power Chile.

The above was partially offset by:

•	Decrease in Other non-current accounts payable of US$ 42 million, mainly explained by higher accounts payable for energy purchases, largely associated with the application of the Laws that establish tariff stabilization mechanisms for regulated customers.

•	Decrease in Other non-current non-financial liabilities of US$ 5 million, explained by lower deferred revenues from energy sales.

Total Equity amounted to US$ 5,575 million as of March 31, 2025, an increase of US$ 229 million compared to December 31, 2024, and is mainly explained by the following:

•	Equity attributable to shareholders of Enel Chile was US$ 5,193 million and breaks down as follows: Issued capital of US$ 3,896 million, Retained earnings of US$ 3,056 million and Other negative reserves of US$ 1,759 million.

>	Retained earnings showed a positive variation of US$ 175 million, which is explained by the profit for the year of the same amount.

>	Other reserves show a positive variation of US$ 42 million, which is mainly explained by: (i) higher translation reserves of US$ 36 million; and (ii) higher cash flow hedging reserves of US$ 5 million.

•	Equity attributable to non-controlling shareholdings was US$ 382 million, an increase of US$ 13 million compared to December 31, 2024, mainly explained by: (i) net income of the period of US$ 12 million; and (ii) higher other comprehensive income of US$ 1 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

3.	MAIN CASH FLOWS

Enel Chile Group generated a net cash flow of US$ 1 million for the period ended March 31, 2025, representing a decrease in cash outflows of US$ 143 million compared to the same period in 2024. The main variables explaining this higher net positive cash flow for the period are described below:

NET CASH FLOW (Figures in US$ million)	Mar-25	Mar-24	Change	% Change

From Operating Activities	152	180	(28)	(15.6%)
From Investing Activities	(113)	(242)	129	(53.4%)
From Financing Activities	(38)	(81)	42	(52.5%)

Total Net Cash Flow	1	(142)	143	(100.8%)

Operating activities generated a positive net cash flow of US$ 152 million for the period ended March 31, 2025. These cash flows mainly consist of the following cash inflows from sales of goods and services of US$ 1,601 million. This cash inflow was partially offset by: (i) payments to suppliers of US$ 1,344 million; (ii) income tax payments of US$ 38 million; (iii) payments to employees of US$ 27 million; and (iv) other payments for operating activities of US$ 40 million, mainly for VAT and other taxes.

The negative variation in operating cash flow of US$ 28 million compared to March 2024 is mainly due to: (i) higher payments to suppliers of US$ 247 million; (ii) higher income tax payments of US$ 12 million. This was partially offset by: (i) higher collections from sales of goods and services of US$ 213 million; and (ii) lower payments to employees of US$ 19 million.

Investing activities generated a negative net cash flow of US$ 113 million for the period ended March 31, 2025. These cash flows are mainly composed of: (i) disbursements for purchases of property, plant and equipment of US$ 88 million; and (ii) disbursements for the purchase of intangible assets of US$ 26 million.

The positive variation in investment cash flow of US$ 129 million compared to March 2024 is mainly explained by lower disbursements for the purchase of property, plant and equipment of US$ 154 million. This was partially offset by: (i) higher purchases of intangible assets for US$ 15 million; (ii) lower collections from forward contracts, term contracts, options and financial swaps for US$ 6 million.

Financing activities generated a negative net cash flow of US$ 38 million for the period ended March 31, 2025. These flows are mainly composed of cash outflows from: (i) dividend payments of US$ 70 million; (ii) interest payments of US$ 11 million; and (iii) payments of lease liabilities of US$ 5 million. The above was partially offset by cash inflows from a loan granted by Corporación Andina de Fomento (CAF) for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

The positive variation of US$ 42 million in financing cash flows compared to March 2024 is mainly explained by: (i) higher cash inflows from a loan granted by Corporación Andina de Fomento (CAF) for US$ 50 million; and (ii) lower interest payments of US$ 15 million. This was partially offset by higher dividend payments of US$ 21 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended March 31, 2025, and 2024:

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Mar-25	Mar-24	Mar-25	Mar-24

Generation business	70	219	68	60
Distribution & Networks business	16	20	14	13
Other business activities	2	2	2	2

Total Consolidated ENEL CHILE Group	88	242	84	75

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

ENEL CHILE INTEREST RATE (%)	March 31, 2025	December 31, 2024

Fixed Interest Rate	88%	89%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Flows corresponding to investment income, costs and disbursements that are denominated in currencies other than the functional currency (U.S. dollar).
>	Accounting mismatch between assets and liabilities in the Statement of Financial Position denominated in currencies other than the functional currency.
>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to minimize the exchange rate risk, the Enel Chile Group seeks to maintain a balance between flows other than the functional currency in assets and liabilities. The objective is to minimize the exposure of flows to the risk of exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During 2024, the Boards of Directors of Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to US dollars as of January 1, 2025, since the US currency became the currency that significantly influence the economic environment in which each of them operates.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2025, we held active Brent hedges to be settled totaling 459 kbbl related to purchases and 159 kbbl related to sales. As for gas, we held active Henry Hub hedges for 24 Tbtu related to purchases. Regarding coal hedges, there were settlement obligations for a total of 22.2 kTon corresponding to sales contracts. Additionally, there are active TFU hedges for 0.7 Tbtu related to the sale of ships during 2025. As of December 31, 2024, we hold active hedges in Brent totaling 45 kbbl related to purchases. As for gas, there were no active hedges to be settled at the end of 2024, neither in Henry Hub Swap nor in Henry Hub Future. Regarding coal hedges, as of December 31, 2024, there were settlement obligations for a total of 10.7 kTon corresponding to sales contracts.

According to the operating conditions that are updated permanently, these hedges may be amended or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first quarter of 2025, due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of March 31, 2025, the liquidity of Enel Chile Group was US$ 415 million in cash and cash equivalents and US$ 640 million in in long-term committed credit lines. As of December 31, 2024, the liquidity of Enel Chile Group was US$ 385 million in cash and cash equivalents and US$ 690 million in in long-term committed credit lines. As of January 1, 2024, the liquidity of Enel Chile Group was US$ 642 million in cash and cash equivalents and US$ 540 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

Exchange Rate Risk

In order to monitor this risk and limit the volatility of the income statement, the Enel Chile Group prepares a prospective measurement, based on a monthly Monte Carlo simulation, on the exchange fluctuations of the mismatch of accounts, in a 3 month period with 95% confidence.

Based on the Company's estimated exposure, considering the hedges in place, the estimated impact of exchange rate fluctuations to the next quarter would reach US$ 42 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

Considering that since January 1, 2025, Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche changed its functional currency to the U.S. dollar, the measurement of the exchange rate risk described above has been determined considering this circumstance.

Interest Rate Risk

The exposure related to the variation of interest rates is measured as the sensitivity of the financial expense. The sensitivity analysis performed on the monthly financial expense shows that a variation of 25 basis points in the reference interest rate, SOFR, would have the following effects:

•	An increase of 25 basis points would increase the monthly financial expense by ThUS$ 42.

•	A decrease of 25 basis points would reduce the monthly financial expense by ThUS$ 42.

Given the Company's effective control over its exposure to variable rates, this risk is limited. To further reduce this exposure, market scenarios are continuously monitored, and a balance between fixed and variable rate financing is pursued.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Chile could become enforceable.

In connection with the credit facilities under New York State law, subscribed in March 2024 maturing in March 2027, and the credit facility under Chilean law, entered into in December 2024 maturing in December 2027, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in default also exceeds the equivalent of US$ 150 million. In addition, this credit lines contain provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

In connection with the bank loan under Italian law, signed in August 2022 and July 2023, maturing in December 2037 and December 2038 respectively, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee Bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF MARCH 31, 2025

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of March 31, 2025.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of March 31, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Executive Officer

Date: April 28, 2025